AP 3/17

KH 3/16

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2011
WASH, D.C.
193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67975

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sabadell Securities USA, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 South Biscayne Blvd. Suite 3301
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander Rodriguez 305-812-7181
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers, LLC Acosta, Alfonso
(Name – *if individual, state last, first, middle name*)

1441 Brickell Ave. Suite 1100	Miami	Florida	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

11020369

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gustavo Cano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sabadell Securities USA, Inc., as of December 31st, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President & CEO

Title

Notary Public

CECILIA REYNA
Notary Public - State of Florida
My Commission Expires Jul 19, 2011
Commission # DD 687428
Bonded Through National Notary Assn.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sabadell Securities USA, Inc.
Index
December 31, 2010

Page(s)

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Report of Independent Certified Public Accountants

To the Board of Directors of
Sabadell Securities USA, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity, and of cash flows present fairly, in all material respects, the financial position of Sabadell Securities USA, Inc. (the "Company"), a wholly owned subsidiary of Banco Sabadell S.A, at December 31, 2010, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 23, 2011

Sabadell Securities USA, Inc.
Statement of Financial Condition
December 31, 2010

Assets		
Cash	$	1,364,330
Deposit with clearing broker		100,001
Deferred tax asset		89,115
Prepaids and other assets		47,878
Total assets	$	1,601,324
Liabilities and Stockholder's Equity		
Accrued expenses and other liabilities	$	230,500
Income tax payable		53,597
Total liabilities		284,097
Stockholder's equity		
Common stock, $10 par value, 1,000 shares authorized, issued and outstanding		10,000
Additional paid in capital		790,000
Accumulated earnings		517,227
Total stockholder's equity		1,317,227
Total liabilities and stockholder's equity	$	1,601,324

The accompanying notes are an integral part of the financial statements.

Sabadell Securities USA, Inc.
Statement of Operations
Year Ended December 31, 2010

Revenues	
Commissions	$ 2,325,259
Interest	963
Total revenues	2,326,222
Expenses	
Employee compensation and benefits	426,295
Fees and services	563,964
Professional fees	101,259
Telecommunications and data processing	51,366
Occupancy	25,887
Interest expense	24,744
Other expenses	57,305
Total expense	1,250,820
Income before income taxes	1,075,402
Income tax expense	323,982
Net income	$ 751,420

The accompanying notes are an integral part of the financial statements.

Sabadell Securities USA, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2010

	Common Stock		Additional Paid - in Capital	Accumulated (Deficit)/earnings	Total Stockholder's Equity
	Shares	Amount			
Balance at December 31, 2009	1,000	$ 10,000	$ 790,000	$ (234,193)	$ 565,807
Net income	-	-	-	751,420	751,420
Balance at December 31, 2010	1,000	$ 10,000	$ 790,000	$ 517,227	$ 1,317,227

The accompanying notes are an integral part of the financial statements.

Sabadell Securities USA, Inc.
Statement of Cash Flows
Year Ended December 31, 2010

Cash flows from operating activities	
Net income	$ 751,420
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in:	
Accrued expenses and other liabilities	187,958
Other assets	(88,045)
Net cash provided by operating activities	851,333
Net increase in cash	851,333
Cash	
Beginning of year	512,998
End of year	$ 1,364,331

The accompanying notes are an integral part of the financial statements.

1. Organization and Summary of Significant Accounting Policies

Sabadell Securities USA, Inc. (the "Company"), a wholly owned subsidiary of Banco Sabadell S.A., was incorporated on May 23, 2008, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's registration with FINRA was effective as of May 21, 2009. The operations start date was February 24, 2010, upon receiving approval from the Federal Reserve to commence operations. On October 26, 2010, the Company received FINRA approval for an expansion of certain business lines including: mutual fund retailer, municipal securities broker, private placements of securities, and investment advisory services.

The Company provides introductory brokerage and investment services primarily for customers of Banco Sabadell S.A. and its subsidiaries. Custody of securities owned by customers of the Company and all security transactions are settled through a third party clearing broker on a fully disclosed basis. Revenues derived from these services are recognized in the accompanying statement of operations.

The Company evaluates subsequent events through the date of issuance. These financial statements considered subsequent events through February 23, 2011 the date the financial statements were available to be issued.

Following is a description of the significant accounting policies and practices followed by the Company in the preparation of the accompanying financial statements. These policies conform to accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash consists of cash in banks which is held primarily at one major U.S. financial institution and firm accounts at the clearing institution. As of December 31, 2010 cash held in foreign currencies amounted to $3,413 mainly denominated in Euros. There is also a deposit held with the clearing institution in accordance with the clearing agreement. These funds are considered restricted cash and are presented in the Statement of Financial Condition as Deposit with Clearing Broker.

Customers' securities transactions
Customers' securities transactions and the related riskless principal trading, commissions, brokerage fees revenues, and expenses are recorded on trade date. Receivable from customers and payable to brokers represent security transactions that have not settled.

Income Taxes
The Company is subject to U.S. federal and state income taxes. The Company utilizes an asset and liability approach to account for income taxes. The asset and liability approach requires recognition of deferred tax assets and liabilities for expected future tax consequences of temporary differences between the carrying amounts and tax basis of other assets and liabilities. Deferred tax assets are required to be reduced by a valuation allowance to the extent that, management believes, it is more likely than not that the deferred tax asset will not be realized.

Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2010, the Company had net capital of $1,179,846, which was $1,160,906 in excess of the minimum amount required of $18,940.

The Company is exempt from the SEC's Customer Protection Rule ("Rule 15c3-3"). Section (k)(2)(ii) of Rule 15c3-3 allows for this exemption since all customer transactions are cleared through other broker-dealers on a fully-disclosed basis.

2. Cash Segregated Under Federal Regulations

Rule 15c3-3 under the Securities and Exchange Act of 1934 (the "Rule") specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. The Company clears all transactions with and for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money to customers and therefore is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii).

3. Related Party Transactions

The Company entered into a Management Agreement with Banco Sabadell S.A. – Miami Branch (the "Branch") effective May 1, 2009. Under this agreement, certain expenses were paid to the Branch and are considered related party transactions.

The following table sets forth the Company's related party liabilities as of December 31, 2010:

Liabilities		
Accrued expenses and other liabilities	$	167,704
Total liabilities	$	167,704

The following table sets forth the Company's related party revenues and expenses for the year ended December 31, 2010:

Revenues		
Commission revenue	$	2,325,259
Total revenues	$	2,325,259
Expenses		
Employee compensation and benefits		426,295
Fees and services		83,996
Occupancy		25,887
Total expenses	$	536,178

4. Income Taxes

The components of the income tax (benefit) provision are as follows for the year ended December 31, 2010:

Current:	
Federal and State	$ 413,097
Deferred:	
Federal and State	(89,115)
	$ 323,982

At December 31, 2010, the Company's deferred tax asset (liability) consists of the following tax-effected temporary differences:

Deferred tax assets	
Accrued professional fees	$ 7,330
Capitalized start-up expenditures	99,331
	106,661
Deferred tax liability	
Prepaid expenses	(17,546)
Net deferred tax asset	$ 89,115

The deferred tax provision consists of income tax related to differences between the tax basis of assets and liabilities and their financial reporting amounts.

In order to determine the realizability of deferred tax assets, the Company considers all available positive and negative evidence, including future reversals of existing temporary differences and projected future taxable income. In the event that the Company believes it is more likely than not that the tax benefit will not be realized a valuation allowance would be established which would increase the tax provision for income taxes and impact the Company's results. As of December 31, 2010, the Company believes that it is more likely than not that the deferred tax assets will be realized and therefore, no valuation allowance is necessary. The valuation allowance of $88,706 recorded at December 31, 2009 was released during 2010 and the effect is included in the deferred tax benefit.

Supplemental Schedules

Sabadell Securities USA, Inc.
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2010

Schedule I

Computation of Net Capital	
Total stockholder's equity	$ 1,317,227
Deductions and/or charges	
Non-allowable assets	
Deferred tax asset	106,661
Prepaid expenses	47,201
Other assets	677
Haircut on foreign currency positions	388
Total deductions and/or charges	154,927
Other additions and/or credits	
Deferred tax liability	(17,546)
Total additions and/or credits	(17,546)
Net capital	1,179,846
Computation of Basic Net Capital Requirement	
Minimum net capital required	18,940
Excess of net capital	$ 1,160,906
Computation of Aggregate Indebtedness	
Items included in statement of financial condition	
Accounts payable	$ 211,500
Accrued expenses and other liabilities	72,597
Total aggregate indebtedness	$ 284,097
Ratio of aggregate indebtedness to net capital	0.24

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph k (2) (ii).

Reconciliation of Company's capital computation and Company's unaudited Part II of Form X-17A-5 as of December 31, 2010:

Net capital as reported in Company's (unaudited) Part IIA of Form X-17A-5 Focus Report	$ 1,228,610
Adjustment to record additional tax liability	(48,764)
Net capital per the preceding	$ 1,179,846

Sabadell Securities USA, Inc.
Computation for Determination of Reserve Requirements for Broker-Dealers Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2010 — Schedule II

The Company clears all transactions with and for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money to customers and therefore is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii).

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**Report of Independent Certified Public Accountants
on Internal Control Required by Rule 17a-5 of the
Securities and Exchange Commission**

To the Board of Directors of
Sabadell Securities USA, Inc.

In planning and performing our audit of the financial statements of Sabadell Securities USA, Inc. (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

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The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2011

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Report of Independent Certified Public Accountants

To the Stockholder and Board of Directors of
Sabadell Securities USA, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Sabadell Securities USA, Inc. for the year ended December 31, 2010, which were agreed to by Sabadell Securities USA, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Sabadell Securities USA, Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2010. Management is responsible for Sabadell Securities USA, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: payments in the amounts of $3,320 and $2,030 were compared to check stubs provided by the Financial and Operations Principal. No exceptions noted.
2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2010 to the Total Revenue amount of $2,326,222 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2010. No exceptions noted.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
   a. Compared deductions on line 3, Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $185,214 to the supporting schedules provided by the Financial and Operations Principal. No exceptions noted.
   b. Compared deductions on line 8, Other revenue not related either directly or indirectly to the securities business, of $963 to the supporting schedules provided by the Financial and Operations Principal. No exceptions noted.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

PricewaterhouseCoopers LLP, 1441 Brickell Avenue, Suite 1100, Miami, FL 33131
T: (305) 375 7400, F: (305) 375 6221, www.pwc.com/us

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a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $2,140,045 and $5,350, respectively, of the Form SIPC-7. No exceptions noted

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Sabadell Securities USA, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2011